AKERNA CORP.

1630 Welton Street, Floor 4

Denver, Colorado 80202

October 27, 2020

Via EDGAR

Securities and Exchange Commission

ATTN: Mr. Jeff Kauten

100 F Street, NE
Washington, D.C. 20549

Re:	Akerna Corp. – Request for Acceleration
Registration Statement on Form S-1/A
Filed on October 8, 2020, as amended on October 19, 2020 and October 27, 2020
File No. 333-249380

Ladies and Gentlemen:

On behalf of Akerna Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1/A (No. 333-249380) to permit said Registration Statement to become effective at 4:00 p.m. Eastern time on October 27, 2020, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Akerna Corp.

/s/ John Fowle
John Fowle Chief Financial Officer